Exhibit 99.1

Zepp Health Corporation Announces Board Changes

MILPITAS, Calif., Sept. 3, 2024 /PRNewswire/ -- Zepp Health Corporation (“Zepp Health” or the “Company”) (NYSE: ZEPP), a global leader in smart wearables and health technology, today announced that its board of directors (the “Board”) has appointed Mr. Alain Lam, Mr. Mike Yan Yeung, and Mr. Meihui Fan as new directors, effective from Sep.1, 2024. Mr. Lam is the CFO of Xiaomi Group (“Xiaomi”), with a wealth of experience in finance, capital markets and corporate governance. Mr. Yeung is the COO of Zepp Health and has a broad range of experience in technology MNCs, including Microsoft and Oracle. Mr. Fan is the CTO of the Company, and he is also a member of the Company’s founding team. Mr. De Liu, Ms. Yunfen Lu and Mr. Xiaojun Zhang have resigned as directors of the Company, effective the same day. Upon resignation from the Board, Ms. Yunfen Lu will continue to serve as the Company’s vice president of Internal Audit, while Mr. Xiaojun Zhang will continue to serve as the Company’s vice president of Human Resources.

Mr. Alain Lam is the Vice President and CFO of Xiaomi and Chairman of Airstar Digital Technology. Prior to joining Xiaomi in October 2020, Mr. Lam served as a Managing Director and Head of Technology Media and Telecom in the Investment Banking and Capital Markets department of Credit Suisse between January 2016 and October 2020. Between July 1997 and December 2015, Mr. Lam worked at Morgan Stanley in various locations, including London, New York, Menlo Park and Hong Kong.

Mr. Mike Yan Yeung has served as the chief operating officer of the Company since January 2015. Prior to joining Zepp, Mr. Yeung served as a vice president of Shunwei Capital, a China-based venture capital firm, where he was a key member of an investment team with a focus on mobile internet applications, smart home technologies, smart wearables, IoT and online health care, and served as a board member of several portfolio companies. From 2012 to 2014, Mr. Yeung served as the principal group program manager of Microsoft, where he was responsible for managing the software development of Microsoft’s key digital advertising products as well as defining and implementing the Microsoft online ads platform strategy in China. Prior to that, Mr. Yeung held several positions at Monster.com, TGC Inc., China.com Corp., Netscape Communications Corporation and Oracle Corporation from 1992 to 2012. Mr. Yeung received his bachelor’s degree and master’s degree in computer science from the University of California, Berkeley, in 1992 and Stanford University in 1994, respectively.

Mr. Meihui Fan has extensive experience in the information technology industry. Before his appointment as the Company’s Chief Technology Officer, he served as the rotating president of the Global Innovation Center and worked in other roles in our Company from January 2014 to July 2021. He was in charge of all software-related technical architecture and management of the entire research and development team. Prior to joining Zepp Health, Mr. Fan served as the technical director at Hefei Huaheng Electronic Technology Co., Ltd. from May 2009 to December 2013. From July 2004 to April 2009, Mr. Fan worked as a system software development engineer, senior engineer, and chief engineer at Hefei Huakaiyuanheng Information Technology Co., Ltd. Mr. Fan obtained a Bachelor’s Degree with a Double Major in Molecular Biology & Cell Biology and Signal & Information Systems at the University of Science and Technology of China.

The Company is pleased to welcome Mr. Alain Lam, Mr. Mike Yan Yeung, and Mr. Meihui Fan to the Board. The Company believes that their collective expertise and experience will be a valuable asset to its development. At the same time, the Company would like to extend its sincere gratitude to Mr. De Liu, Ms. Yunfen Lu, and Mr. Xiaojun Zhang for their contributions to the Company and their service on the Board. The extensive experience of Mr. De Liu, Ms. Yunfen Lu, and Mr. Xiaojun Zhang has been highly valuable to the Company throughout their respective tenures.

About Zepp Health Corporation

Zepp Health (NYSE: ZEPP), a global smart wearable and health technology leader, empowers users to live their healthiest lives through its leading consumer brands, including Amazfit, Zepp Clarity, and Zepp Aura. Leveraging its proprietary Zepp Digital Health Management Platform, Zepp Health delivers actionable insights and guidance to users worldwide. With a presence in over 90 countries and a robust ecosystem of products and services, Zepp Health is at the forefront of advancing wearable intelligence and digital health technology.

For more information on Zepp Health and its products, please visit www.zepp.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the cooperation with Xiaomi, the recognition of the Company’s self-branded products; the Company’s growth strategies; trends and competition in global wearable technology market; changes in the Company’s revenues and certain cost or expense accounting policies; governmental policies relating to the Company’s industry and general economic conditions in China and the global. Further information regarding these and other risks is included in the Company’s filings with the United States Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Zepp Health Corporation

Grace Zhang

Email: ir@zepp.com

Piacente Financial Communications

Email: zepp@tpg-ir.com